MFS® SERIES TRUST VI
MFS SERIES TRUST VIII
MFS SERIES TRUST IX
MFS SERIES TRUST XII
MFS SERIES TRUST XV
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

February 23, 2010

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 29 to Registration Statement on Form N-1A for MFS Series Trust VI (File Nos. 33-34502; 811-6102) (“Trust VI”), Post-Effective Amendment No. 31 to Registration Statement on Form N-1A for MFS Series Trust VIII (File Nos. 33-37972; 811-5262) (“Trust VIII”), Post-Effective Amendment No. 70 to Registration Statement on Form N-1A for MFS Series Trust IX (File Nos. 2-50409; 811-2464) (“Trust IX”), Post-Effective Amendment No. 13 to Registration Statement on Form N-1A for MFS Series Trust XII (File Nos. 333-126328; 811-21780) (“Trust XII”) and Post-Effective Amendment No. 39 to Registration Statement on Form N-1A for MFS Series Trust XV (File Nos. 2-96738; 811-4253) (“Trust XV”)

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-4340.

Very truly yours,

MFS® SERIES TRUST VI
MFS SERIES TRUST VIII
MFS SERIES TRUST IX
MFS SERIES TRUST XII
MFS SERIES TRUST XV

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary